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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              Advent Software, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    007974108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               SPO Partners & Co.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                 Phillip Gordon
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]
Check the following box if a fee is being paid with the statement. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 007974108                                                Page 2 of 19
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          SPO Partners II, L.P.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  WC

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                          [_]
--------------------------------------------------------------------------------

   6.     Citizenship or Place of Organization: Delaware

                        --------------------------------------------------------

Number of                   7.    Sole Voting Power: 1,848,100(1)
Shares
Beneficially            --------------------------------------------------------
Owned By
Each                        8.    Shared Voting Power: -0-
Reporting
Person                  --------------------------------------------------------
With
                            9.    Sole Dispositive Power: 1,848,100(1)
                        --------------------------------------------------------

                           10.    Shared Dispositive Power: -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,848,100(1)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 5.3%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person: PN

--------------------------------------------------------------------------------

(1) Power is exercised through its corporate general partner, SPO Advisory Partners, L.P.

CUSIP NO. 007974108                                                Page 3 of 19
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          SPO Advisory Partners, L.P.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                          [_]
--------------------------------------------------------------------------------

          Citizenship or Place of Organization: Delaware
   6.
                        --------------------------------------------------------

Number of                   7.    Sole Voting Power: 1,848,100 (1)(2)
Shares
Beneficially            --------------------------------------------------------
Owned By
Each                        8.    Shared Voting Power: -0-
Reporting
Person                  --------------------------------------------------------
With
                            9.    Sole Dispositive Power: 1,848,100 (1)(2)

                        --------------------------------------------------------

                            10.   Shared Dispositive Power: -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,848,100 (1)(2)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 5.3%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person: PN

--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)       Power is exercised through its corporate general partner, SPO Advisory
          Corp.

CUSIP NO. 007974108                                                Page 4 of 19
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          San Francisco Partners II, L.P.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds: WC

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                          [_]
--------------------------------------------------------------------------------

          Citizenship or Place of Organization: California
   6.
                        --------------------------------------------------------

Number of                   7.    Sole Voting Power: 431,600(1)
Shares
Beneficially            --------------------------------------------------------
Owned By
Each                        8.    Shared Voting Power: -0-
Reporting
Person                  --------------------------------------------------------
With
                            9.    Sole Dispositive Power: 431,600(1)

                        --------------------------------------------------------

                            10.   Shared Dispositive Power: -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          431,600(1)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 1.2%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person: PN

--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP NO. 007974108                                                Page 5 of 19
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          SF Advisory Partners, L.P.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds: Not Applicable

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                          [_]
--------------------------------------------------------------------------------

          Citizenship or Place of Organization: Delaware
   6.
                        --------------------------------------------------------

Number of                   7.    Sole Voting Power: 431,600(1)(2)
Shares
Beneficially            --------------------------------------------------------
Owned By
Each                        8.    Shared Voting Power: -0-
Reporting
Person                  --------------------------------------------------------
With
                            9.    Sole Dispositive Power: 431,600(1)(2)

                        --------------------------------------------------------

                            10.   Shared Dispositive Power: -0-

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          431,600(1)(2)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 1.2%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person: PN

--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
(2)       Power is exercised through its corporate general partner, SPO Advisory
          Corp.

CUSIP NO. 007974108                                                Page 6 of 19
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          SPO Advisory Corp.

--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:
                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds: Not Applicable

--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

                                                                          [_]
--------------------------------------------------------------------------------

          Citizenship or Place of Organization: Delaware
   6.
                        --------------------------------------------------------

Number of                   7.    Sole Voting Power:  -0-
Shares
Beneficially            --------------------------------------------------------
Owned By
Each                        8.    Shared Voting Power: 2,279,700(1)(2)
Reporting
Person                  --------------------------------------------------------
With
                            9.    Sole Dispositive Power: -0-

                        --------------------------------------------------------

                            10.   Shared Dispositive Power: 2,279,700(1)(2)

--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,279,700(1)(2)

--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 6.6%

--------------------------------------------------------------------------------

   14.    Type of Reporting Person: CO

--------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 1,848,100 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 431,600 of such shares.
(2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

CUSIP NO. 007974108                                            Page 7 of 19
--------------------------------------------------------------------------------

   1.    Name of Reporting Person:

         John H. Scully

--------------------------------------------------------------------------------

   2.    Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------

   3.    SEC Use Only

--------------------------------------------------------------------------------

   4.    Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):

                                                                            [_]
--------------------------------------------------------------------------------

   6.    Citizenship or Place of Organization:  USA

                 ---------------------------------------------------------------

Number of        7.    Sole Voting Power: 0
Shares           ---------------------------------------------------------------
Beneficially
Owned By         8.    Shared Voting Power: 2,279,700 (1)
Each
Reporting        ---------------------------------------------------------------
Person
With             9.    Sole Dispositive Power: -0-

                 ---------------------------------------------------------------

                 10.   Shared Dispositive Power: 2,279,700 (1)

--------------------------------------------------------------------------------

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,279,700 (1)

--------------------------------------------------------------------------------

  12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]

--------------------------------------------------------------------------------

  13.    Percent of Class Represented by Amount in Row (11): 6.6%

--------------------------------------------------------------------------------

  14.    Type of Reporting Person:  IN

--------------------------------------------------------------------------------

(1) These 2,279,700 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP NO. 007974108                                            Page 8 of 19
--------------------------------------------------------------------------------

   1.    Name of Reporting Person:

         William E. Oberndorf

--------------------------------------------------------------------------------

   2.    Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------

   3.    SEC Use Only

--------------------------------------------------------------------------------

   4.    Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):

                                                                            [_]
--------------------------------------------------------------------------------

   6.    Citizenship or Place of Organization:  USA

                 ---------------------------------------------------------------

Number of        7.    Sole Voting Power: -0-
Shares           ---------------------------------------------------------------
Beneficially
Owned By         8.    Shared Voting Power: 2,279,700 (1)
Each
Reporting        ---------------------------------------------------------------
Person
With             9.    Sole Dispositive Power: -0-

                 ---------------------------------------------------------------

                 10.   Shared Dispositive Power: 2,279,700 (1)

--------------------------------------------------------------------------------

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,279,700 (1)

--------------------------------------------------------------------------------

  12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]

--------------------------------------------------------------------------------

  13.    Percent of Class Represented by Amount in Row (11): 6.6%

--------------------------------------------------------------------------------

  14.    Type of Reporting Person:  IN

--------------------------------------------------------------------------------

(1) These 2,279,700 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP NO. 007974108                                            Page 9 of 19
--------------------------------------------------------------------------------

   1.    Name of Reporting Person:

         William J. Patterson

--------------------------------------------------------------------------------

   2.    Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------

   3.    SEC Use Only

--------------------------------------------------------------------------------

   4.    Source of Funds:  Not Applicable

--------------------------------------------------------------------------------

   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):

                                                                            [_]
--------------------------------------------------------------------------------

   6.    Citizenship or Place of Organization:  USA

                 ---------------------------------------------------------------

Number of        7.    Sole Voting Power: -0-
Shares           ---------------------------------------------------------------
Beneficially
Owned By         8.    Shared Voting Power: 2,279,700 (1)
Each
Reporting        ---------------------------------------------------------------
Person
With             9.    Sole Dispositive Power: -0-

                 ---------------------------------------------------------------

                 10.   Shared Dispositive Power: 2,279,700 (1)

--------------------------------------------------------------------------------

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,279,700 (1)

--------------------------------------------------------------------------------

  12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]

--------------------------------------------------------------------------------

  13.    Percent of Class Represented by Amount in Row (11): 6.6%

--------------------------------------------------------------------------------

  14.    Type of Reporting Person:  IN

--------------------------------------------------------------------------------

(1) These 2,279,700 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Item 1.   Security and Issuer.

          This statement relates to the shares of common stock, par value $.01 per share (the "Shares") of Advent Software, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 301 Brannan Street, San Francisco, California 94107.

Item 2.   Identity and Background.

          (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership ("SPO"), SPO Advisory Partners, L.P., a Delaware limited partnership ("SPO Advisory Partners"), San Francisco Partners II, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."), John H. Scully ("JHS"), William E. Oberndorf ("WEO"), and William J. Patterson ("WJP"). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO, and WJP are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

          (b)-(c)

          SPO

          SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

          SPO Advisory Partners

          SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SPO Advisory Partners, is set forth below.

          SFP

          SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

          SF Advisory Partners

          SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SF Advisory Partners, is set forth below.

          SPO Advisory Corp.

          SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO and WJP, the three controlling persons of SPO Advisory Corp., is set forth below.

          JHS

          JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal address of SPO Partners & Co., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the corporate general partner of each of SPO Advisory Partners and SF Advisory Partners.

          WEO

          WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WEO is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners.

          WJP

          WJP's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WJP is one of three controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

          Name                    Source of Funds            Amount of Funds
          ----                    ---------------            ---------------

     SPO                          Working Capital(1)         $ 36,393,995.08

     SPO Advisory Partners        Not Applicable             Not Applicable

     SFP                          Working Capital(1)         $ 8,546,538.94

    SPO Advisory Partners         Not Applicable           Not Applicable

    SPO Advisory Corp.            Not Applicable           Not Applicable

    JHS                           Not Applicable           Not Applicable

    WEO                           Not Applicable           Not Applicable

    WJP                           Not Applicable           Not Applicable


______________

          (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

Item 4.   Purpose of Transaction

          The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position.

          Whether the Reporting Persons purchase any additional Shares or dispose of any Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares for purchase at particular price levels, the Issuer's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer and other plans and requirements of the particular Reporting Person. Depending upon his individual assessments of these factors from time to time, each Reporting Person may change his present intentions as stated above, including determining to acquire additional Shares (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares held by him or under his control.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 34,767,123 total outstanding shares of common stock as reported on the Issuer's 10-Q filed with the Securities Exchange Commission on May 15, 2002.

          SPO

          The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,848,100 Shares, which constitutes approximately 5.3% of the outstanding Shares.

          SPO Advisory Partners

          Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,848,100 Shares, which constitutes approximately 5.3% of the outstanding Shares.

          SFP

          The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 431,600 Shares, which constitutes approximately 1.2% of the outstanding Shares.

          SF Advisory Partners

          Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 431,600 Shares, which constitutes approximately 1.2% of the outstanding Shares.

          SPO Advisory Corp.

          Because of its positions as the general partner of each of SPO Advisory Partners, and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,279,700 Shares in the aggregate, which constitutes approximately 6.6% of the outstanding Shares.

          JHS

          Because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,279,700 Shares, which constitutes approximately 6.6% of the outstanding Shares.

          WEO

          Because of his positions as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,279,700 Shares in the aggregate, which constitutes approximately 6.6% of the outstanding Shares.

          WJP

          Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,279,700 Shares in the aggregate, which constitutes approximately 6.6% of the outstanding Shares.

          To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

          (b)

          SPO

          Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,848,100 Shares.

          SPO Advisory Partners

          Acting through its two general partners and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,848,100 Shares.

          SFP

          Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 431,600 Shares.

          SF Advisory Partners

          Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 431,600 Shares.

          SPO Advisory Corp.

          Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,279,700 Shares in the aggregate.

          JHS

          As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,279,700 Shares held by SPO and SFP in the aggregate.

          WEO

          As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,279,700 Shares held by SPO and SFP in the aggregate.

          WJP

          As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 2,279,700 Shares held by SPO and SFP in the aggregate.

          (c) During the past sixty (60) days, the Reporting Persons purchased Shares in open market transactions on the NASDAQ NATIONAL MARKET ("NASDAQ") as set forth on Schedule I attached hereto.

          Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past sixty (60) days.

          (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

          (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.

          Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED: July 25, 2002



                                  /s/ Phillip Gordon
                                  --------------------------------------
                                  Phillip Gordon

                                  Attorney-in-Fact for:

                                  SPO PARTNERS II, L.P. *
                                  SPO ADVISORY PARTNERS, L.P. *
                                  SAN FRANCISCO PARTNERS II, L.P. *
                                  SF ADVISORY PARTNERS, L.P. *
                                  SPO ADVISORY CORP. *
                                  JOHN H. SCULLY *
                                  WILLIAM E. OBERNDORF *
                                  WILLIAM J. PATTERSON *


                                *    A Power of Attorney authorizing Phillip
                                     Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                  SCHEDULE I TO
                                SCHEDULE 13D FOR
                               SPO PARTNERS & CO.

                      Date of          Number of Price Per Where/How
Reporting Person      Transaction Type Shares    Share ($) Transaction Effected
----------------      ----------- ---- ------    --------- --------------------

San Francisco
Partners II, L.P.     06/24/2002  Buy  50,000    22.73     Open Market/Broker
                      06/25/2002  Buy  46,000    24.07     Open Market/Broker
                      06/26/2002  Buy  19,500    24.89     Open Market/Broker
                      07/01/2002  Buy  5,600     17.15     Open Market/Broker
                      07/01/2002  Buy  31,000    24.39     Open Market/Broker
                      07/02/2002  Buy  14,000    16.82     Open Market/Broker
                      07/02/2002  Buy  93,000    16.82     Open Market/Broker
                      07/03/2002  Buy  20,000    17.85     Open Market/Broker
                      07/05/2002  Buy  20,000    19.01     Open Market/Broker
                      07/08/2002  Buy  20,000    19.01     Open Market/Broker
                      07/11/2002  Buy  1,400     17.87     Open Market/Broker
                      07/15/2002  Buy  22,500    18.16     Open Market/Broker
                      07/16/2002  Buy  3,000     18.40     Open Market/Broker
                      07/17/2002  Buy  20,000    18.56     Open Market/Broker
                      07/18/2002  Buy  11,900    18.60     Open Market/Broker
                      07/19/2002  Buy  38,700    18.10     Open Market/Broker
                      07/22/2002  Buy  14,000    17.76     Open Market/Broker
                      07/24/2002  Buy  1,000     17.75     Open Market/Broker

SPO Partners II, L.P. 06/24/2002  Buy  200,000   22.73     Open Market/Broker
                      06/25/2002  Buy  184,000   24.07     Open Market/Broker
                      06/26/2002  Buy  78,000    24.89     Open Market/Broker
                      07/01/2002  Buy  22,500    17.15     Open Market/Broker
                      07/01/2002  Buy  124,000   24.39     Open Market/Broker
                      07/02/2002  Buy  56,100    16.82     Open Market/Broker
                      07/02/2002  Buy  372,000   16.82     Open Market/Broker
                      07/03/2002  Buy  80,000    17.85     Open Market/Broker
                      07/05/2002  Buy  80,000    19.01     Open Market/Broker
                      07/08/2002  Buy  80,000    19.01     Open Market/Broker
                      07/11/2002  Buy  5,600     17.87     Open Market/Broker
                      07/15/2002  Buy  127,500   18.16     Open Market/Broker
                      07/16/2002  Buy  17,000    18.40     Open Market/Broker
                      07/17/2002  Buy  95,000    18.56     Open Market/Broker
                      07/18/2002  Buy  58,100    18.60     Open Market/Broker
                      07/19/2002  Buy  176,300   18.10     Open Market/Broker
                      07/22/2002  Buy  81,000    17.76     Open Market/Broker
                      07/23/2002  Buy  2,000     17.77     Open Market/Broker
                      07/24/2002  Buy  9,000     17.75     Open Market/Broker

                                  EXHIBIT INDEX

Exhibit            Document Description                                 Page No.
-------            --------------------                                --------

      A            Agreement Pursuant to Rule 13d-1(f)(1)(iii)             1

                                    Exhibit A

          Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

          DATED:   July 25, 2002

                                  /s/ Phillip Gordon
                                  ----------------------
                                  Phillip Gordon

                                  Attorney-in-Fact for:

                                  SPO PARTNERS II, L.P. *
                                  SPO ADVISORY PARTNERS, L.P. *
                                  SAN FRANCISCO PARTNERS II, L.P. *
                                  SF ADVISORY PARTNERS, L.P. *
                                  SPO ADVISORY CORP. *
                                  JOHN H. SCULLY *
                                  WILLIAM E. OBERNDORF *
                                  WILLIAM J. PATTERSON *


                                  *        A Power of Attorney authorizing
                                           Phillip Gordon to act on behalf of
                                           this person or entity has been
                                           previously filed with the Securities
                                           and Exchange Commission.

                                                   Exhibits: Page 1